Exhibit 99.17

Strictly Private and Confidential.

Members of the Board of Directors

Central European Distribution Corporation

3000 Atrium Way, Suite 265

Mt. Laurel, New Jersey 08054

United States of America

March 5, 2013

Subject to contract, definitive documentation and confirmatory due diligence.

Dear Members of the Board,

The A1 Investment Company (“A1”), a member of Alfa Group, and Dr. Mark Kaufman (“MK” and with A1, “we”) and our respective affiliates have decided to join forces to sponsor a chapter 11 plan of reorganisation (the “Plan”) for the restructuring of Central European Distribution Corporation (“CEDC” or the “Company”).

The Plan will be supported by a consortium of investors led by A1, and including MK and certain other investors (the “Consortium”), which will invest up to USD 225 million in the restructuring of CEDC in exchange for 85% of the equity of the reorganized CEDC. The Plan would be implemented through pre-arranged cases under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”). Before commencement of the chapter 11 cases, the Company, the Consortium and a sufficient majority of holders of the 2016 Notes would execute a plan support agreement to provide a stable and swift path towards confirmation of the Plan.

The Consortium believes that its proposal substantially improves on the term sheet dated February 28, 2013, between Roust Trading Limited (“RTL”) and certain holders of the 2016 Notes represented by the Steering Committee (as such terms are defined in such term sheet).

We attach a term sheet reflecting the terms of our Plan, based upon the recent RTL proposal, and a copy marked to show the differences.

Presentation of A1

A1 is an investment company of the Alfa Group, which is one of the largest privately-owned financial and industrial conglomerates in Russia with approximately USD 60 billion of assets.

Thanks to its longstanding investment experience in Russia and CIS, particularly in solving complicated corporate situations, A1 will constitute a strong partner to enhance the operations of CEDC in the region.

In addition, A1 will be in a position to support the development of CEDC through A1’s portfolio company X5 Group, the largest retailer in Russia, and through A1’s strong ties with financial institutions across Russia, CIS and Central Europe.

Presentation of Dr. Mark Kaufman

Dr. Mark Kaufman is an entrepreneur and executive with over 20 years of international experience in the wines and spirits sector. Dr. Kaufman was the Chairman, President and Chief Executive Officer of the Whitehall Group, a leading Russian importer and distributor of premium wines and spirits, which he founded in 1992 and sold to Central European Distribution Corporation in several transactions between May 2008 and February 2011.

From its formation in June 2006 through February 2010, Dr. Kaufman was Chief Executive Officer of OOO Moët Hennessy Whitehall Rus, the Russian joint venture between Whitehall and Moët Hennessy International. From March 2010 until March 2011, Dr. Kaufman was Chairman of the Board of this joint venture. Since April 2011, Dr. Kaufman has served as Co-Chairman of the Moët Hennessy Advisory Board for Russia.

Dr. Kaufman has been an active promoter of the finest international wines and spirits. In recognition, he has been awarded some of the most prestigious decorations in several countries, including “Commandeur de l’Ordre du Mérite Agricole” of France, and “Gran Official of Orden de Bernardo O’Higgins” of Chile.

Dr. Kaufman graduated as a radio telecommunications engineer from Moscow Telecommunications Institute in 1985 and holds advanced degrees in economics (masters, Ph.D. and D.Sc.). He is currently the Head of the Macroeconomic and Econometrics Research Center at the Russian Academy of Science Institute of Economics.

Main terms of the Plan

The main terms of our Plan, detailed in the term sheet attached to this letter, are set out below:

Consideration for 2016 note holders

•	USD 175 million of cash investment, the proceeds of which shall be used exclusively by the Company to make available a cash out option

•	All remaining 2016 Notes that do not elect the cash out option shall receive, on a pro rata basis, USD 660 million consideration comprising:

•	USD 50 million in cash paid on a rata basis (together with any remaining portion of the cash investment not paid out in the cash out option)

•	New senior secured notes due 2018 (USD 410 million)

•	New convertible junior secured notes due 2018 (USD 200 million)

Consideration for unsecured debt holders and current shareholders

•	Unsecured debt holders shall include holders of convertible senior notes due 2013, RTL’s USD 50 million credit facility, RTL’s outstanding notes due 2013 and all other unsecured claims

•	These unsecured debt holders and current shareholders shall receive no more than 15% of the reorganized equity, subject to dilution, including by a management incentive plan

Consideration for the Consortium

•	No less than 85% of the reorganized equity, subject to dilution, including by a management incentive plan

Key principles of the Plan

For more than two years, CEDC has faced a severe crisis that can be overcome only through a substantial financial and managerial commitment. The Consortium is prepared, and has the resources necessary, to make such a commitment and restore CEDC to a leading position in Russia and other key markets.

To this end, the Consortium believes that any restructuring should not only offer an immediate solution to CEDC’s balance sheet crisis but also build the foundations for a viable turn-around of the Company in order to safeguard the interests of creditors and restore investors’ confidence. The participation of A1 in the Consortium will prove instrumental in accomplishing both of these goals. For example, A1’s association with the Alfa Group and broad relationships among institutions in Russia, CIS and Central Europe will provide greater support for the Plan from the Company’s bilateral lenders.

The Plan, further detailed in the attached term sheet, aims to adhere to the following key principles:

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In order to allow management to focus on a real operational turn-around plan, CEDC’s new liquidity profile should allow sufficient headroom to absorb potential fluctuations in its business, and release excessive pressure on the Company generated by short-term financing needs.

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CEDC’s leverage post-restructuring should be reasonable, taking into account factors such as the risk profile of CEDC and its core markets, comparable ratios in the alcohol industry, the impact of fluctuations in currencies, and unpredictable global capital and debt markets.

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The claims of the various constituencies involved should be treated in light of their status if CEDC were to file for chapter 11 bankruptcy protection. For instance, as mentioned in MK’s letter to CEDC dated March 1, 2013, the claims of RTL should not be treated more favorably than those of other unsecured creditors.

•	Appropriate flexibility and conditionality should be offered under the Plan to the existing owners of the 2016 Notes.

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Our Plan provides that following the restructuring, the Consortium shall have proportionate Board nomination rights. Governance should reflect the highest market standards for leading public companies. We believe the composition of the Board, and of its various committees, should include representatives of the key shareholders, as well as independent professionals, in order to balance any potential conflicts of interest, and ensure that the Directors will scrupulously exercise their fiduciary duties in the best interest of all stockholders and debt holders. In addition, following the restructuring, CEDC shall exit from any governance agreements with RTL.

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Finally, we suggest that CEDC’s business plan should be challenged, and, as the case may be, reviewed in line with the Consortium’s proposed strategy. The knowledge and expertise of Dr. Kaufman will also provide significant additional value through oversight of relevant aspects of the strategic and operational plans of CEDC.

Next steps

Our immediate and primary goal is to discuss the Plan with CEDC and its advisors. We also strongly believe the Plan is a sound basis by which the support of all the constituencies involved, including the Steering Committee, whose objectives were discussed in-depth with A1 and MK during separate meetings held February 20, 2013 in Paris, could be obtained.

Time is of the essence and we therefore suggest holding a working meeting in Paris at your earliest convenience.

Please find attached our working group list.

Truly yours,

A1 INVESTMENT COMPANY

/s/ Mikhail Khabarov
By:	Mikhail Khabarov
Title:	President

DR. MARK KAUFMAN

/s/ Mark Kaufman

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